EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 2, 2006

TSX Venture Exchange: EMR
OTC Bulletin Board:  EGMCF
U.S.20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

EMGOLD’S GOLDEN BEAR CERAMICS PILOT PLANT UP-DATE

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce that Golden Bear Ceramics Company (“Golden Bear”), a wholly owned subsidiary of Emgold, has commenced the pilot-scale manufacturing of stone tile as part of its on-going commercialization of the Ceramext™ technology.

Since early 2004, Golden Bear has been advancing the proprietary Ceramext™ technology, which converts mine tailings, mine development rock, coal fly ash, and other mineral “waste” materials into high quality stone products that can take the form of floor, wall and roof tiles, bricks, pavers and other high strength architectural members.  Golden Bear has the exclusive, worldwide rights to the Ceramext™ technology and has initiated the green product certification process for tile and other products that can be produced by the Ceramext™ technology.  The certification will allow building owners to obtain Leadership in Energy and Environmental Design (“LEED”) points towards U.S. Green Building Council certification of their project.

The Company has applied for and will continue to file for additional patents that control the manufacturing process and the materials.  Ceramext™ technology is an innovative technology with global impact that could revolutionize the production of many traditional ceramic and stone products, increasing the material strength and reducing the cost of manufacture of quality stone building materials.

Golden Bear is producing 10” by 10” stone tile 24 hours per day on a pilot line at the Company’s Research and Development Center, located in Grass Valley, California.  The tiles are made entirely from quarry fines, an industrial waste by-product generated from a large aggregate quarry.  Historically, quarry fines have been placed in a landfill as waste material.  By utilizing only waste material as feedstock, the tile produced can be considered a 100% green product.  The sample tiles will be used for further product testing and development, test installations and for on-going market research and development.

Sample tiles are being produced for a demonstration installation in California.  Although the tile has the appearance of polished stone, it has superior properties.  Mechanical strength and abrasion resistance are comparable to or higher than the best quality commercial porcelain tile, and water absorption is below 0.3%.  The manufacturing process allows superior control of facial dimensions without the need for grinding to size.  Dimensional control is superior to the best industry performance for ceramic tile.

Golden Bear Ceramics began developing and commercializing the Ceramext™ technology to allow the Idaho-Maryland Gold Mine in Grass Valley to re ~~-~~ cycle its tailings and development rock when it is re-opened.  Due to surface space constraints there is limited ability at the mine to impound or store these materials using traditional methods.  Mine waste at the Idaho-Maryland Gold Mine may be converted to stone products, such as floor and wall tile, roof tile, pavers, and brick.  The Company is also employing other materials, such as coal fly ash, to manufacture stone tile.

Golden Bear Ceramics exhibited at the West Coast Green Conference in San Francisco, CA September 28-30, 2006.  The conference was well attended by distributors of building materials, design professionals such as architects and interior designers, as well as the general public. The response to the products on display at the Golden Bear booth was very positive with great interest in product qualities and availability.  Please visit www.westcoastgreen.com for more information on this conference.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company’s website at www.emgold.com.